UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company)
Criticare Systems, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.04 per share
(Title of Class of Securities)
226901106
(CUSIP Number of Class of Securities)

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
(262) 798-8282
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, Wisconsin 53202
(414) 298-1000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On February 25, 2008, Opto Circuits (India) Limited (“Opto Circuits”) and Criticare Systems, Inc. (the “Company”) issued a joint press release announcing that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) on February 24, 2008 with Opto Circuits and Packer Acquisition Corporation, a wholly owned subsidiary of Opto Circuits (“Purchaser”), pursuant to which (1) Opto Circuits (through Purchaser) will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.04 per share, at a purchase price of $5.50 per share in cash, without interest, and (2) following the consummation of the Offer, Purchaser will merge with and into the Company, with the Company thereby becoming a wholly-owned subsidiary of Opto Circuits. A copy of the press release is included as Exhibit (a)(1) hereto.
     At the commencement of the tender offer, the Company will file with the Securities and Exchange Commission (“SEC”) a solicitation/recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of the Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.
Item 9 Exhibits
(a)(1) Joint Press Release of Opto Circuits (India) Limited and Criticare Systems, Inc., issued February 25, 2008.

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